# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CORE SCIENTIFIC, INC., CIK 0001839341
CUSIP: 21874A106
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 838 WALKER ROAD, SUITE 21-2105, DOVER, Delaware (DE), 19904
Date of event which requires filing of this statement: 10/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001732960

## Reporting persons
- MFN Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,488,600; sole dispositive power 0; shared dispositive power 24,488,600; aggregate amount beneficially owned 24,488,600 (7.6% of the class)
  Comment: The shares represented in Rows 6, 8 and 9 consist of i) 16,700,000 shares of Common Stock and ii) 7,788,600 shares issuable upon exercise of options to purchase Common Stock.
- MFN Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,488,600; sole dispositive power 0; shared dispositive power 24,488,600; aggregate amount beneficially owned 24,488,600 (7.6% of the class)
  Comment: The shares represented in Rows 6, 8 and 9 consist of i) 16,700,000 shares of Common Stock and ii) 7,788,600 shares issuable upon exercise of options to purchase Common Stock.
- MFN Partners Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,488,600; sole dispositive power 0; shared dispositive power 24,488,600; aggregate amount beneficially owned 24,488,600 (7.6% of the class)
  Comment: The shares represented in Rows 6, 8 and 9 consist of i) 16,700,000 shares of Common Stock and ii) 7,788,600 shares issuable upon exercise of options to purchase Common Stock.
- MFN Partners Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 24,488,600; sole dispositive power 0; shared dispositive power 24,488,600; aggregate amount beneficially owned 24,488,600 (7.6% of the class)
  Comment: The shares represented in Rows 6, 8 and 9 consist of i) 16,700,000 shares of Common Stock and ii) 7,788,600 shares issuable upon exercise of options to purchase Common Stock.
- Michael F. DeMichele: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 24,488,600; sole dispositive power 0; shared dispositive power 24,488,600; aggregate amount beneficially owned 24,488,600 (7.6% of the class)
  Comment: The shares represented in Rows 6, 8 and 9 consist of i) 16,700,000 shares of Common Stock and ii) 7,788,600 shares issuable upon exercise of options to purchase Common Stock.
- Farhad Nanji: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 24,488,600; sole dispositive power 0; shared dispositive power 24,488,600; aggregate amount beneficially owned 24,488,600 (7.6% of the class)
  Comment: The shares represented in Rows 6, 8 and 9 consist of i) 16,700,000 shares of Common Stock and ii) 7,788,600 shares issuable upon exercise of options to purchase Common Stock.

## Item 1. Issuer
Name of issuer: CORE SCIENTIFIC, INC.
Address of issuer's principal executive offices: 838 WALKER ROAD, SUITE 21-2105, DOVER, DE 19904

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by (i) MFN Partners, LP (the "Partnership"); (ii) MFN Partners GP, LLC ("MFN GP"), as the general partner of the Partnership; (iii) MFN Partners Management, LP ("MFN Management"), as the investment adviser to the Partnership; (iv) MFN Partners Management, LLC ("MFN LLC"), as the general partner of MFN Management; (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC; and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC (each, a "Reporting Person" and collectively, the "Reporting Persons"). The shares reported herein are directly held by the Partnership, and each of the Reporting Persons disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. The agreement among the Reporting Persons to file the Schedule 13G jointly (the "Joint Filing Agreement") is filed herewith as Exhibit 1.
Address of principal business office or, if none, residence: c/o MFN Partners Management, LP, 222 Berkeley Street, 13th Floor, Boston, MA 02116
Citizenship: The Partnership is a Delaware limited partnership. MFN GP is a Delaware limited liability company. MFN Management is a Delaware limited partnership. MFN LLC is a Delaware limited liability company. Michael F. DeMichele and Farhad Nanji are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Percent of class: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference. Percentage ownership is based on 321,340,441 shares of Common Stock outstanding as of July 23, 2026, as reported in the Issuer's Report on Form 10-Q for the period ended June 30, 2026 filed with the Securities and Exchange Commission on July 28, 2026.
Sole power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this paragraph is set forth in the cover pages to this Schedule 13G and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- MFN Partners, LP: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (10/28/2026)
- MFN Partners GP, LLC: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (10/28/2026)
- MFN Partners Management, LP: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (10/28/2026)
- MFN Partners Management, LLC: /s/ Jonathan Reisman, Jonathan Reisman, Authorized Person (10/28/2026)
- Michael F. DeMichele: /s/ Michael F. DeMichele, Michael F. DeMichele, individually (10/28/2026)
- Farhad Nanji: /s/ Farhad Nanji, Farhad Nanji, individually (10/28/2026)